

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2017

Stephen Long
Chief Legal Officer
Strongbridge Biopharma plc
900 Northbrook Drive, Suite 200
Trevose, PA 19053

> **Re:** **Strongbridge Biopharma plc**
> **Registration Statement on Form F-3**
> **Filed January 12, 2017**
> **File No. 333-215531**

Dear Mr. Long:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have a pending request for confidential treatment. Please note that we will not be in a position to accelerate the effective date of your registration statement until such time as the confidential treatment application is resolved.

Exhibit 5.1

2. We note from the cover page of the prospectus that 20,762,344 of the ordinary shares covered by the Exhibit 5.1 opinion are presently outstanding. In this regard, it appears that the opinion only addresses the legality of the ordinary shares to be issued and sold upon the exercise of warrants and options. Please have counsel revise paragraph 2.2 of the legality opinion to opine that the outstanding ordinary shares being offered by the selling shareholders are validly issued, fully paid, and non-assessable.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Chris Edwards at (202) 551-6761 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc:    Aron Izower
       Reed Smith LLP